GREAT LAKES AVIATION, LTD.

1022 AIRPORT PARKWAY

CHEYENNE, WY 82001

VIA EDGAR	October 9, 2013

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Lakes Aviation, Ltd.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 26, 2013

File No. 000-23224

Dear Ms. Cvrkel:

We are responding to the letter from the staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) dated September 25, 2013. Our response follows each of the comments included in your letter, which are presented in boldface type.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis

1.	We note from the disclosure on page 27 that in connection with the early termination and related purchase of certain aircraft, $1.5 million of maintenance deposits and $.3 million of accounts receivable associated with the maintenance activity performed on the aircraft and reimbursable by the lessor, were considered to be used as part of the aircraft acquisition costs. Please explain in further detail why you believe it was appropriate to include these maintenance deposits and accounts receivable as part of the purchase price for the aircraft acquired. Your response should also indicate the relevant technical accounting literature that supports the treatment used.

In determining the purchase price of the aircraft, we considered ASC 360-10-30-1, Property, Plant, and Equipment, which states that the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to its intended use. In this case, the cost of the purchased aircraft and termination of the lease arrangement included not only cash that was paid, but also required that Great Lakes Aviation, Ltd. (the “Company”) surrender maintenance deposits (recorded as an asset under ASC 840-10-25-39B, Leases) and other receivables payable to the Company by the lessor (who was also the seller of the aircraft) (the “Lessor”). The surrender of the maintenance deposits and receivables were specifically stated and required in order to

Linda Cvrkel

U.S. Securities and Exchange Commission

October 9, 2013

purchase the aircraft in the purchase agreement between the Company and the Lessor. The consideration paid or surrendered by the Company to acquire both aircraft and terminate the lease arrangement consisted of $1.6 million in cash and $2.2 million of maintenance deposits and $0.4 million of receivables held by the Lessor, for total consideration of $4.2 million.

The Company estimated the fair value of the acquired aircraft at the time of purchase, using the guidance in ASC 820, Fair Value Measurement, at $3.5 million using various data points, including recent appraisals of the same model and vintage aircraft owned by the Company as well as prices of the same model aircraft being offered in the marketplace. The fair value of the acquired aircraft was in excess of the cash paid to the Lessor, reinforcing the fact that a portion of the surrendered maintenance deposits and other receivables were substantive consideration negotiated by the buyer and seller.

The Company also considered the requirements for subsequent accounting for maintenance deposits in ASC 840-10-35-9A, which states that with respect to capitalized maintenance deposits, “when an amount on deposit is less than probable of being returned, it shall be recognized as additional expense.” The fact that the aggregate fair value of the acquired aircraft was less than the total consideration surrendered indicated, at the time that the agreement was consummated, that the full amount of maintenance deposit was less than probable of being returned. As such, the Company recognized additional expense of $0.7 million for the portion of the maintenance deposit not expected to be returned. The total consideration paid and the corresponding amounts recorded as either aircraft or as maintenance expense are summarized in the following table ($ in millions):

Cash paid	$1.6
Maintenance deposits forfeited	2.2
Receivables forfeited	0.4

Total consideration	$4.2

Fair and book value of aircraft	$3.5
Maintenance deposit expensed	0.7

Total	$4.2

This accounting is also consistent with ASC 845-10-30-1, Nonmonetary Exchanges which states “…the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.” The Company believes the fair value of the aircraft is more clearly evident than the fair value of the consideration surrendered. Given that the Company did record the transaction using the fair value of the aircraft, the accounting also conforms to ASC 845.

Linda Cvrkel

U.S. Securities and Exchange Commission

October 9, 2013

2.	We note from the disclosure in the first paragraph on page 37 that on November 16, 2011, the Company used $27 million of the proceeds received from the Credit Agreement to satisfy all of the Company’s outstanding debt obligations with Raytheon Aircraft Corporation at a discount and to purchase the Company’s common stock owned by Raytheon representing approximately 37.6% of the then outstanding common shares. We also note that as a result, the debt obligations with Raytheon were extinguished and 5,371,980 shares of the Company’s common stock were returned resulting in a decrease in the issued and outstanding balance of common stock from 14,291,970 to 8,919,990 shares. We further note from your statement of operations for 2011, that the Company recognized a gain on extinguishment of debt aggregating $13,696,695 in connection with this transaction. Please tell us and revise the notes to your financial statements to explain in detail how you calculated or determined the gain recognized in connection with the extinguishment of the Raytheon obligations. As part of your response and your revised disclosure, please indicate the face and carrying amount of the debt obligations that were extinguished in this transaction and explain the nature and amount of any other items that impacted the gain recognized in your financial statements.

The Company respectfully acknowledges the Staff’s comment. The Company will include the following disclosure regarding the gain on extinguishment of debt aggregating $13,696,695 in its Form 10-Q for the period ended September 30, 2013 and Form 10-K for the year ended December 31, 2013:

“Gain on Extinguishment of Debt and Return of Raytheon Shares

In November of 2011, for the consideration of $27 million, Raytheon agreed to terminate principal amounts of $30.6 million of Aircraft Notes from the Company, secured by 25 Beechcraft 1900D aircraft, and a $6.6 million Senior Note, secured by four Embraer Brasilia EMB 120 aircraft and all other assets of the Company. Raytheon also agreed to return 5,371,980 shares of Great Lakes common stock. The Company deemed $3.5 million of the $27 million payment to Raytheon to be for the repurchase of common stock and $23.5 million for the settlement of the outstanding debt obligations. Proceeds were first allocated to the repurchase of the equity, based on the fair value of the equity at the date of agreement with Raytheon, and the remainder was allocated to the settlement of debt, in accordance with the guidance in ASC 505-30-30, Equity. As a result of this transaction, we realized a non-cash gain on the extinguishment of debt of $13.7 million representing the difference between the $23.5 million and the carrying value of the debt of $37.2 million.”

In order to calculate the $3.5 million of proceeds allocated to the value of the equity repurchased from Raytheon, the Company used a value of $0.65 per share (the market price as of the date the agreement with Raytheon was reached). The remainder of the proceeds was then attributed to the settlement of the outstanding debt. There were no differences between the carrying value of the debt and its face value at the time of redemption, nor were there any other items that impacted the calculation of the gain on extinguishment of debt.

Linda Cvrkel

U.S. Securities and Exchange Commission

October 9, 2013

3.	Also, we note from the disclosure on page 37 that the company used $2.5 million of the proceeds from the Credit Agreement to pay closing fees and professional fees associated with the transaction. Please explain the nature and amount of the costs comprising these closing and professional fees and explain how they were accounted for in the Company’s financial statements.

The refinancing closing fees consisted of a closing fee paid to the lenders equal to 3% of the entire $34 million commitment amount, an investment advisor fee for the debt placement, the lenders’ legal fees, the Company’s legal fees, and costs of the initial collateral appraisal as required by the lenders. The following table sets forth the nature and amounts paid in conjunction with the Credit Agreement, totaling $2,535,755:

Amount
Lenders’ Closing Fee	$1,020,000
Investment Advisor Fee	950,000
Lenders’ Legal Fees	288,629
Collateral Appraisal Fee	114,645
Company’s Legal Fees	162,481

Total	$2,535,755

These fees have been deferred and are being amortized over the term of the debt (48 months) to interest expense in the statements of income. The total payment has been reflected as a cash outflow from financing activities in our statement of cash flow for the year ended December 31, 2011.

4.	Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K. In this regard, we note from the disclosure in Note 1 that the Company extinguished certain debt obligation during the fourth quarter of 2011 and recognized a significant gain on this transaction.

The Company notes the Staff’s comment and advises the Staff that future filings in which we choose to provide selected quarterly financial data under Item 302(a) of Regulation S-K (which is not required for smaller reporting companies) will include disclosure of the effect of any disposals of segments of a business, and extraordinary, unusual or infrequently occurring items.

Linda Cvrkel

U.S. Securities and Exchange Commission

October 9, 2013

Form 10-Q for the period ended June 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 12

5.	As it appears that significant revenue reductions were primarily attributable to a reduction of scheduled service in markets that were experiencing diminishing year-over-year load factors and lower revenue passenger mile (RPM) yields, please expand your discussion to discuss the expected long-term impact these schedule reductions will have on your future results of operations and liquidity pursuant to Item 303(A)(3)(ii) of Regulation S-K.

Changes in our year-over-year load factors and RPM yields on any of our particular routes is a common and frequent occurrence. We routinely review and change our routes and the markets we serve in response to these changing market conditions. In the regional airline industry, it is common to enter and exit markets quickly in response to consumer demand, competition, and other economic factors. We react to changing route specific conditions by adding new markets, increasing or decreasing capacity in existing markets, or by making schedule changes within our current route structure.

From the fourth quarter of 2012 into the second quarter of 2013, as noted, we experienced significant revenue reductions due to exiting certain high average-fare routes that were producing low yield. Management did not identify this as a known material trend going forward as this pattern of route changes was due to economic factors in certain markets, and we minimized flights in those markets by the second quarter. These changes are not expected to have a material long-term impact on our revenues as we have redeployed and expect to redeploy our assets in other routes in our ongoing effort to maximize revenue generated per passenger mile. However, we cannot be certain that our efforts to change our routes in response to market conditions will be successful in capturing revenue or income from operations.

We acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (307) 432-7030.

Linda Cvrkel

U.S. Securities and Exchange Commission

October 9, 2013

Sincerely,

/s/ MICHAEL O. MATTHEWS
Michael O. Matthews
Chief Financial Officer

cc:	Charles Howell, IV

Chief Executive Officer

Douglas Voss

President and Chairman

Joseph T. Kinning, Esq.